Form 20-F/A
period 2005-03-31
NORTH AMERICAN ENERGY PARTNERS INC
filed 2006-09-01
CIK 1272869

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2005 (the “Original Report”), is being filed for the purpose of making a change in the Original Report pursuant to comments received from the Staff of the SEC with respect to the disclosure contained in Item 15 “Controls and Procedures.” The disclosure in Item 15 “Controls and Procedures” has been revised in accordance with such comments.

We are including in this amendment currently-dated certifications by our Principal Executive Officer and our Principal Financial Officer.

Other than the foregoing items, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of our Original Report and should not be understood to mean that any other statements contained herein are accurate as of any date subsequent to November 25, 2005.

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

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

As of March 31, 2005, our management, including our President and Vice President, Finance, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures in accordance with Rule 15d-15 under the Securities Exchange Act of 1934. Based upon and as of the date of the evaluation, our President and Vice President, Finance concluded that while there are certain internal control deficiencies, there are compensating controls in place to provide assurance that our disclosure controls and procedures were effective in all material respects to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required. Management is redesigning those internal controls to improve the overall efficiency of our overall internal control framework.

We have had continuing problems providing accurate and timely financial information and reports and have restated our financial statements three times since the beginning of our 2005 fiscal year. In April of 2005, we had to restate our first and second quarters of fiscal 2005 to properly account for costs incurred in those quarters. During fiscal 2006, we had to restate our financial statements for each period after November 26, 2003 through to the three months and nine months ended December 31, 2004 and the three months ended June 30, 2005 to eliminate the impact of hedge accounting with respect to the derivative financial instruments. We also had to restate our financial statements for the first quarter of fiscal 2006 to correct the accounting for various aspects of the refinancing transactions which occurred in May 2005. Each of these restatements resulted in our inability to file our financial statements within the deadlines imposed by covenants in the indentures governing our 8 3/4% senior notes and 9% senior secured notes.

In connection with the audit of our fiscal 2006 financial statements, our auditors identified a number of significant weaknesses (as defined under Canadian auditing standards) in our financial reporting processes and internal controls. We are currently addressing these deficiencies through the implementation of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and Multilateral Instrument 52-109 in Canada in connection with the proposed offering of our parent, NACG Holdings Inc. and with a focused effort on the high risk areas. For example, we started a procurement project in the spring of 2005 to implement the purchase order functionality in our financial systems and to train our staff in the effective use of purchase orders to track our commitments and to record our expenses in a timely manner. We also added to our finance staff, and in particular we now have additional in-house GAAP and financial reporting expertise.

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

ITEM 18. FINANCIAL STATEMENTS

Not applicable.

ITEM 19. EXHIBITS

(a)	Financial Statements

(i)	Auditors’ Report.

(ii)	Balance Sheets as at March 31, 2004 and 2005.

(iii)	Statements of Operations for the year ended March 31, 2003, the periods April 1, 2003 to November 25, 2003 and November 26, 2003 to March 31, 2004, and the year ended March 31, 2005.

(iv)	Statements of Cash Flows for the year ended March 31, 2003, the periods April 1, 2003 to November 25, 2003 and November 26, 2003 to March 31, 2004, and the year ended March 31, 2005.

(v)	Notes to the Financial Statements.

(vi)	Financial Statement Schedules are omitted because they are not applicable, not required, or because the required information is included in the Financial Statements filed herein.

(b)	Exhibits

1.1	– Articles of Amendment of North American Energy Partners Inc., filed with the Corporations Directorate of Industry Canada on May 18, 2005 (filed as Exhibit 3.1 to North American Energy Partners Inc.’s registration statement on Form F-4, Registration No. 333-125610 (the “2005 Registration Statement”), and incorporated herein by reference).

1.2	– Articles of Incorporation of North American Energy Partners Inc., filed with the Corporations Directorate of Industry Canada on October 17, 2003 (together with amendments thereto) (filed as Exhibit 3.1 to North American Energy Partners Inc.’s registration statement on Form F-4, Registration No. 333-111396 (the “2004 Registration Statement”), and incorporated herein by reference.

1.3	– By-laws of North American Energy Partners Inc. (filed as Exhibit 3.2 to the 2004 Registration Statement and incorporated herein by reference).

2.1	– Indenture, dated as of May 19, 2005, among North American Energy Partners Inc., the guarantors named therein and Wells Fargo Bank, N.A., as Trustee (filed as Exhibit 4.1 to the 2005 Registration Statement and incorporated herein by reference).

2.2	– Indenture, dated as of November 26, 2003, among North American Energy Partners Inc., the guarantors named therein and Wells Fargo Bank, N.A., as Trustee (filed as Exhibit 4.1 to the 2004 Registration Statement and incorporated herein by reference).

4.1	– Credit Agreement, dated as of May 19, 2005, among North American Energy Partners Inc., the lenders named therein, BNP Paribas (Canada), as Administrative Agent, and GE Canada Finance Holding Company, as Collateral Agent (filed as Exhibit 10.1 to the 2005 Registration Statement and incorporated herein by reference).

4.2	– Intercreditor Agreement, dated as of May 19, 2005, between GE Finance Canada Holding Company, Wells Fargo Bank, N.A. and Computershare Trust Company of Canada, and consented to by North American Energy Partners Inc., and its subsidiaries (filed as Exhibit 10.2 to the 2005 Registration Statement and incorporated herein by reference).

4.3	– Form of Indemnity Agreement between NACG Holdings Inc., NACG Preferred Corp., North American Energy Partners Inc., North American Construction Group Inc., and their respective officers and directors (filed as Exhibit 10.3 to the 2005 Registration Statement and incorporated herein by reference).

7.1*	– Computation of Ratio of Earnings to Fixed Charges.

8.1	– Subsidiaries of North American Energy Partners Inc. (filed as Exhibit 21.1 to the 2004 Registration Statement and incorporated herein by reference).

11.1*	– Code of Business Conduct and Ethics.

12.1	– Section 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2	– Section 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1	– Section 1350 Certification of Principal Executive Officer and Principal Financial Officer.

*	Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

NORTH AMERICAN ENERGY PARTNERS INC.

Date: September 1, 2006	By:	/s/ Chris Hayman
	Name:	Chris Hayman
	Title:	Vice President, Finance

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

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