Form 20-F/A
period 2005-03-31
NORTH AMERICAN ENERGY PARTNERS INC
filed 2006-10-13
CIK 1272869

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

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

This Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2005 (the “Original Report”), is being filed for the purpose of making a change in the Original Report pursuant to comments received from the Staff of the SEC with respect to the disclosure contained in Item 15 “Controls and Procedures.” The disclosure in Item 15 “Controls and Procedures” has been revised in accordance with such comments.

We are including in this amendment currently-dated certifications by our Principal Executive Officer and our Principal Financial Officer.

Other than the foregoing items, no part of the Original Report is being amended. Accordingly, this Amendment No. 2 does not reflect events occurring after the filing of our Original Report and should not be understood to mean that any other statements contained herein are accurate as of any date subsequent to November 25, 2005.

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

In connection with the audit of our fiscal 2006 financial statements, we identified a number of significant weaknesses (as defined under Canadian auditing standards) in our financial reporting processes and internal controls. A weakness in internal control is significant if the deficiency is such that a material misstatement is not likely to be prevented or detected in the consolidated financial statements being audited. We noted that sufficient documentation to support the recognition of claims revenue was not available on a timely basis during the course of the audit. Also, management’s preparation and analysis of forecast estimates to complete were prepared that differed materially from actual results. Our contract estimating, field reporting, accounting records, committed costs and management reporting were not sufficiently integrated to ensure that the data generated in the accounting records was useful for management’s evaluation of contract progress. Finally, we noted that formal contracts were not always obtained for construction projects and service arrangements. Failure to obtain formally executed contracts increases the risk of disputes regarding the terms of the agreements and/or whether the services have been rendered as agreed. We are currently addressing these deficiencies through the implementation of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and Multilateral Instrument 52-109 in Canada in connection with the proposed offering of our parent, NACG Holdings Inc. and with a focused effort on the high risk areas. For example, we started a procurement project in the spring of 2005 to implement the purchase order functionality in our financial systems and to train our staff in the effective use of purchase orders to track our commitments and to record our expenses in a timely manner. We also added to our finance staff, and in particular we now have additional in-house GAAP and financial reporting expertise.

During the Company’s most recently completed fiscal year ended March 31, 2005, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.

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

NORTH AMERICAN ENERGY PARTNERS INC.

Date: October 13, 2006	By:	/s/ Douglas A. Wilkes
	Name:	Douglas A. Wilkes
	Title:	Vice President, Finance and Chief Financial Officer

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

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