Form 20-F/A
period 2006-03-31
NORTH AMERICAN ENERGY PARTNERS INC
filed 2006-10-13
CIK 1272869

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

This Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2006, filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 30, 2006 (the “Original Report”), is being filed for the purpose of making a change in the Original Report pursuant to comments received from the Staff of the SEC with respect to the disclosure contained in Item 15 “Controls and Procedures.” The disclosure in Item 15 “Controls and Procedures” has been revised in accordance with such comments.

We are including in this amendment currently-dated certifications by our Principal Executive Officer and our Principal Financial Officer.

Other than the foregoing items, no part of the Original Report is being amended. Accordingly, this Amendment No. 1 does not reflect events occurring after the filing of our Original Report and should not be understood to mean that any other statements contained herein are accurate as of any date subsequent to August 30, 2006.

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

ITEM 18.	FINANCIAL STATEMENTS

Not applicable.

ITEM 19.	EXHIBITS

(a)	Financial Statements

(i)	Auditors’ Reports.

(ii)	Balance Sheets as at March 31, 2005 and 2006.

(iii)	Statements of Operations for the periods April 1, 2003 to November 25, 2003 and November 26, 2003 to March 31, 2004, and the years ended March 31, 2005 and 2006.

(iv)	Statements of Cash Flows for the periods April 1, 2003 to November 25, 2003 and November 26, 2003 to March 31, 2004, and the years ended March 31, 2005 and 2006.

(v)	Notes to the Financial Statements.

(vi)	Financial Statement Schedules are omitted because they are not applicable, not required, or because the required information is included in the Financial Statements filed herein.

(b)	Exhibits

1.1	– Articles of Amendment of North American Energy Partners Inc., filed with the Corporations Directorate of Industry Canada on May 18, 2005 (filed as Exhibit 3.1 to North American Energy Partners Inc.’s registration statement on Form F-4, Registration No. 333-125610 (the “2005 Registration Statement”), and incorporated herein by reference).

1.2	– Articles of Incorporation of North American Energy Partners Inc., filed with the Corporations Directorate of Industry Canada on October 17, 2003 (together with amendments thereto) (filed as Exhibit 3.1 to North American Energy Partners Inc.’s registration statement on Form F-4, Registration No. 333-111396 (the “2004 Registration Statement”), and incorporated herein by reference).

1.3	– By-laws of North American Energy Partners Inc. (filed as Exhibit 3.2 to the 2004 Registration Statement and incorporated herein by reference).

2.1	– Indenture, dated as of May 19, 2005, among North American Energy Partners Inc., the guarantors named therein and Wells Fargo Bank, N.A., as Trustee (filed as Exhibit 4.1 to the 2005 Registration Statement and incorporated herein by reference).

2.2	– Indenture, dated as of November 26, 2003, among North American Energy Partners Inc., the guarantors named therein and Wells Fargo Bank, N.A., as Trustee (filed as Exhibit 4.1 to the 2004 Registration Statement and incorporated herein by reference).

4.1	– First Amended and Restated Credit Agreement, dated as of July 19, 2006, among North American Energy Partners Inc., the lenders named therein and BNP Paribas (Canada), as Administrative Agent and Collateral Agent (filed as Exhibit 10.1 to NACG Holdings Inc.’s registration statement on Form F-1, Registration No. 333-135943, and incorporated herein by reference).

4.2	– Intercreditor Agreement, dated as of May 19, 2005, between GE Finance Canada Holding Company, Wells Fargo Bank, N.A. and Computershare Trust Company of Canada, and consented to by North American Energy Partners Inc., and its subsidiaries (filed as Exhibit 10.2 to the 2005 Registration Statement and incorporated herein by reference).

4.3		– Form of Indemnity Agreement between NACG Holdings Inc., NACG Preferred Corp., North American Energy Partners Inc., North American Construction Group Inc., and their respective officers and directors (filed as Exhibit 10.3 to the 2005 Registration Statement and incorporated herein by reference).

7.1	*	– Computation of Ratio of Earnings to Fixed Charges.

8.1		– Subsidiaries of North American Energy Partners Inc. (filed as Exhibit 21.1 to the 2004 Registration Statement and incorporated herein by reference).

11.1	*	– Code of Business Conduct and Ethics.

12.1		– Section 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2		– Section 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1		– Section 1350 Certification of Principal Executive Officer and Principal Financial Officer.

*	Previously filed.

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

