Form 20-F/A
period 2005-03-31
NORTH AMERICAN ENERGY PARTNERS INC
filed 2006-11-03
CIK 1272869

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

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

This Amendment No. 3 to our Annual Report on Form 20-F for the fiscal year ended March 31, 2005, filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 25, 2005 (the “Original Report”), is being filed for the purpose of making a change in the Original Report pursuant to comments received from the Staff of the SEC with respect to the disclosure contained in Item 15 “Controls and Procedures.” The disclosure in Item 15 “Controls and Procedures” has been revised in accordance with such comments.

We are including in this amendment currently-dated certifications by our Principal Executive Officer and our Principal Financial Officer.

Other than the foregoing items, no part of the Original Report is being amended. Accordingly, this Amendment No. 3 does not reflect events occurring after the filing of our Original Report and should not be understood to mean that any other statements contained herein are accurate as of any date subsequent to November 25, 2005.

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

PART II

ITEM 13: DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14: MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15: CONTROLS AND PROCEDURES

As of March 31, 2005, our management, including our President and Vice President, Finance, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures in accordance with Rule 15d-15 under the Securities Exchange Act of 1934. Based upon and as of the date of the evaluation, our President and Vice President, Finance concluded that while there are certain internal control deficiencies, there are compensating controls in place to provide assurance that our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required. Management is redesigning those internal controls to improve the overall efficiency of our overall internal control framework.

We have had continuing problems providing accurate and timely financial information and reports and have restated our financial statements three times since the beginning of our 2005 fiscal year. In April of 2005, we had to restate our first and second quarters of fiscal 2005 to properly account for costs incurred in those quarters. During fiscal 2006, we had to restate our financial statements for each period after November 26, 2003 through to the three months and nine months ended December 31, 2004 and the three months ended June 30, 2005 to eliminate the impact of hedge accounting with respect to the derivative financial instruments. We also had to restate our financial statements for the first quarter of fiscal 2006 to correct the accounting for various aspects of the refinancing transactions which occurred in May 2005. Each of these restatements resulted in our inability to file our financial statements within the deadlines imposed by covenants in the indentures governing our 8 3/4% senior notes and 9% senior secured notes. In each case, we filed our financial statements before the matter developed into an Event of Default under the indentures.

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

As noted above, we have commenced changes to our financial reporting processes and internal controls that are reasonably likely to materially affect our internal control over financial reporting.

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

NORTH AMERICAN ENERGY PARTNERS INC.

Date: November 2, 2006	By:	/s/ Douglas A. Wilkes
	Name:	Douglas A. Wilkes
	Title:	Vice President, Finance and Chief Financial Officer

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

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