Form 20-F/A
period 2006-03-31
NORTH AMERICAN ENERGY PARTNERS INC
filed 2006-11-03
CIK 1272869

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

As of March 31, 2006, our management, including our President and Vice President, Finance, has evaluated the effectiveness of the design and operations of our disclosure controls and procedures in accordance with Rule 15d-15 under the Securities Exchange Act of 1934. Based upon and as of the date of the evaluation, our President and Vice

President, Finance concluded that while there are certain internal control deficiencies, there are compensating controls in place to provide assurance that the design of our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported as and when required. Management is redesigning those internal controls to improve the overall efficiency of our overall internal control framework.

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

As noted above, in the spring of 2005 we commenced the above changes to our financial reporting processes and internal controls. The changes have not yet been fully implemented; however, once implemented, we anticipate that the changes are reasonably likely to materially affect our internal control over financial reporting.

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

