Form 20-F/A
period 2006-03-31
NORTH AMERICAN ENERGY PARTNERS INC
filed 2006-11-17
CIK 1272869

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

We are currently addressing these deficiencies through the implementation of the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and Multilateral Instrument 52-109 in Canada in connection with the proposed offering of our parent, NACG Holdings Inc. and with a focused effort on the high risk areas. For example, we started a procurement project in the spring of 2005 to implement the purchase order functionality in our financial systems and to train our staff in the effective use of purchase orders to track our commitments and to record our expenses in a timely manner. We also added to our finance staff, and in particular we now have in-house Canadian GAAP expertise. We also now have a working knowledge of U.S. GAAP which is supplemented by outside expertise. We have added a more experienced Director of Financial Accounting and created a position for a Manager of Financial Reporting and Tax. In addition, the Company has instituted standardized procedures for financial reporting and review, including the procedures by which general ledger transactions are closed, reviewed and consolidated. We believe that these measures, once fully implemented, will properly remediate the deficiencies we have identified in our internal control over financial reporting.

Other than the changes noted above, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonable likely to affect, its internal control over financial reporting.

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

